UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2025

Azul receives all initial approvals to continue its restructuring process

Company operations and sales continue as usual, honoring all tickets, loyalty points, travel packages and other Customer benefits

Company secures approval to access first installment of its debtor-in-possession financing (DIP) to bolster liquidity during restructuring process

Azul reaffirms commitment to safely connecting Brazil with Customer service of excellence

São Paulo, May 30, 2025 – AZUL S.A (B3: AZUL4; NYSE: AZUL), the largest airline in Brazil by number of flight departures and destinations, announces that it has received all preliminary court approvals requested for its First Day Hearing related to the voluntary Chapter 11 request filed by the Company in the United States on May 28, 2025. The approvals granted by the U.S. Court at the First Day Hearing ensure that Azul will continue to operate normally throughout the process.

Among other measures, the Court granted preliminary approval for Azul to immediately access US$250 million of its US$1.6 billion DIP financing. This financing, combined with other court approvals and proceeds from ongoing operations, will provide sufficient liquidity to sustain operations uninterrupted as the Company works to transform its financial future.

“The Court’s approval of our first day motions marks a pivotal milestone in positioning Azul for long-term success. These approvals, along with the strong support of our key financial stakeholders, including United Airlines, American Airlines, and AerCap, enable us to continue implementing our accelerated transformation plan. This process will allow Azul to significantly reduce its leverage and continue to generate cash, said John Rodgerson, Chief Executive Officer of Azul."

Azul will seek final approval to fully access the DIP financing during the proceedings. The Second Day Hearing for the Court to consider the final approval of the measures requested by the Company is currently scheduled for July 9, 2025. In the meantime, Azul will have immediate access to the first tranche of the DIP made available.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, Crewmembers, and the market informed of all material developments in the restructuring process, in full compliance with applicable laws and regulations.

Stakeholders seeking specific information about Azul’s Chapter 11 case can visit its dedicated website at www.azulmaisforte.com.br. For case and claims information, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free) or (949) 556-3896 (international).

Advisors and Consultants

The Company is supported by Davis Polk & Wardwell LLP, White & Case LLP, and Pinheiro Neto Advogados as legal counsel; FTI Consulting as financial advisor; Guggenheim Securities, LLC as investment banker; SkyWorks Capital LLC as fleet advisor; and FTI Consulting, C Street Advisory Group, and MassMedia as strategic communications advisors. The Participating Lenders are supported by Cleary Gottlieb Steen & Hamilton LLP and Mattos Filho as legal counsel and PJT Partners as investment banker. United Airlines is supported by Hughes Hubbard & Reed LLP and Sidley Austin LLP as legal counsel, while American Airlines is supported by Latham & Watkins LLP as legal counsel; both airlines are advised by Barclays Investment Bank as investment banker. AerCap is supported by Pillsbury Winthrop Shaw Pittman LLP as legal counsel.

Material Fact May | 2025

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircrafts and more than 15,000 Crewmembers, the Company has a network of 400 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2023. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information, access www.voeazul.com.br/imprensa.

Contact:

Investor Relations

Tel : +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 98196-1035

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 30, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer